Exhibit 99.2

BURCON ANNOUNCES YEAR-END RESULTS,
REVIEWS OPERATIONS

Vancouver, British Columbia, June 25, 2012 — Burcon NutraScience Corporation (TSX –BU, NASDAQ - BUR) (“Burcon”) today reported financial results for the fiscal year ended March 31, 2012 and provided a review of the year’s operations.

A summary of the highlights of the past year includes:

  Archer Daniels Midland Company (“ADM”) launched CLARISOY™ 100, the first product in the CLARISOY™ line, at the IFT Annual Meeting and Food Expo in June 2011. ADM also announced that they will launch the first extension of CLARISOY™ at the 2012 IFT Annual Meeting and Food Expo in June 2012;

  ADM announced the opening of its first commercial-scale plant to make CLARISOY™ ;

  In October 2011, Burcon’s common shares commenced trading on The NASDAQ Global Market under the symbol “BUR”;

  Developed PEAZAZZ™ , a novel pea protein that is 100% soluble and transparent in low pH solutions with clean flavour characteristics and is heat stable permitting hot fill applications;

  Filed several patent applications over novel or alternative processes for the production and functional applications of, and functional attributes of CLARISOY® soy protein, as well as over the composition and functional applications of canola protein isolates;

  Nine U.S. patents granted over Burcon’s canola protein patent applications; and

  Canola License and Development agreement with ADM terminated on March 1, 2012.

Since the signing of the License and Production Agreement with ADM in March 2011 for CLARISOY™ soy protein, Burcon’s scientific team has been focused on further optimization of the CLARISOY™ process and further improvements of the final products, including increasing yields and improving economics. In addition, the Winnipeg Technical Centre focused on gathering data required for scale-up to production plant and equipment selection and provided assistance in the start-up of the semi-works facility. Burcon produced significant quantities of CLARISOY™ samples for ADM customer evaluations.

Burcon announced it had developed a novel pea protein isolate that it has branded PEAZAZZ™. PEAZAZZ™ pea protein may be used in a variety of healthy consumer product applications and should be of interest to companies looking for a functional alternative plant protein ingredient. Until April 2012, Burcon held exclusive negotiations with a potential partner to commercialize PEAZAZZ™ pea protein and the associated protein extraction technology. On April 23, 2012, Burcon announced that although discussions with this potential partner are ongoing, the exclusivity period had lapsed. Therefore, Burcon will consider additional routes-to-market for its PEAZAZZ™ pea protein.

On March 1, 2011, Burcon and ADM amended the License and Development Agreement (the “Canola Agreement”) to provide a one-year extension to the development period to March 1,

2012 to facilitate continued research aimed at expanding the commercial value of Puratein® and Supertein™ canola protein isolates. Burcon agreed to reimburse ADM for its share of the U.S. regulatory recognition process of US$360,000 (CA$359,100) if ADM chose not to proceed with the license under the Canola Agreement. These funds were deposited into an interest-bearing escrow account held in trust for Burcon and ADM and would be released to ADM if Burcon and ADM did not agree to any further extensions and amendments by March 1, 2012. Upon ADM’s receipt of the escrow funds, all intellectual property, reports, studies or other materials prepared by ADM, Burcon or by a third party in connection with the U.S. regulatory recognition process would be deemed to be owned solely by Burcon and ADM would have no further rights with respect thereto. The Canola Agreement terminated on March 1, 2012 and the funds held in escrow were released to ADM in April 2012. Given the termination of the Canola Agreement, Burcon is free to choose alternative paths for the commercialization of its technology for the production of its canola proteins: Puratein®, Supertein™ and Nutratein™ canola protein isolates.

In the case of Puratein® and Supertein™ canola protein isolates, Burcon continues to work with food and beverage manufacturers to establish the value of Burcon’s proteins in their food products. Burcon has executed material transfer agreements with certain major companies. In the case of Nutratein™ canola protein isolate, Burcon has been in discussions with a leading animal nutrition company with the intention of using Nutratein™ canola protein isolate to replace or partially replace dairy protein in certain animal feed applications.

For the coming year, Burcon’s objectives are to further the development and commercialization of its soy, canola and pea products.

Soy

Burcon will support ADM in connection with its development of a commercial facility for the production, marketing and sale of CLARISOY™ soy protein.

Canola

Burcon plans to conduct further research and development to establish the unique functional and nutritional characteristics of Supertein™, Puratein® and Nutratein™ canola protein isolates. In respect of Nutratein™, Burcon will refine the pilot process to produce a consistent product of optimum quality, flavour, colour, aroma, amino acid profile, nutritional and functional attributes. Burcon also intends to pursue a collaboration with animal feed manufacturers on animal and/or fish feeding trials using Nutratein™. Burcon will continue to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for Supertein™ and Puratein® canola protein isolates into their products. Burcon will also continue to pursue a strategic alliance with a potential partner in connection with the development of a commercial facility for the production, marketing and sale of Burcon’s canola protein isolates.

Pea

Burcon intends to pursue product development agreements with major food, beverage and nutritional product companies to develop improved or novel applications for PEAZAZZ™ pea protein into their products. Burcon will also pursue a strategic alliance with a potential partner in connection with the development of a commercial facility for the production, marketing and sale of PEAZAZZ™ pea protein.

Burcon will continue to refine its protein extraction and purification technologies, develop new technologies and related products. In addition, Burcon will further strengthen and expand its intellectual property portfolio. Burcon will also explore opportunities for acquiring or licensing into Burcon, novel technologies that will complement or enhance Burcon’s intellectual property portfolio and business initiatives.

Financial Results and Highlights

Burcon reported a loss of $5,962,342 ($0.20 per share) for the year as compared to $8,806,474 ($0.30 per share) in the prior year. Included in the loss amount reported is stock-based compensation (non-cash) costs of $1,716,062 (2011 - $4,091,119). The other non-cash costs included in the loss for the year are amortization of $101,148 (2011 - $178,050) and gain on disposal of property and equipment of $3,359 (2011 - $nil).

In March 2011, the Company determined that it had met all the criteria of deferring development costs with respect to CLARISOY™ and commenced deferring these expenditures. During the year, Burcon deferred a total of $1,778,888 (2011 - $190,284) of these development expenditures. Burcon expensed about $1,040,000 in R&D expenditures (2011 - $2,890,000). Over one-half of R&D expenditures are comprised of salaries and benefits. Before capitalizing salaries and benefits to deferred development costs, the cash portion of salaries and benefits increased by approximately $128,000 over fiscal 2011. About $83,000 of the increase is due to the addition of new technical staff at the WTC, and the balance due to annual salary increases. Other R&D expenditures, such as laboratory operation, analyses and testing expenses also increased (before capitalization to deferred development costs) due to increased CLARISOY™ activity levels. In 2011, Burcon agreed to reimburse ADM for its share of the GRAS regulatory recognition process pursuant to the amendment of the Canola Agreement. The amount of US$360,000 was recorded as R&D expenditures in fiscal 2011.

General and administrative expenses decreased by about $993,000 over the prior year. Included in salaries and benefits is stock-based compensation expense of approximately $1,597,000 (2011 –$2,941,000). Options granted to directors this year were vested immediately and a related fair value of about $995,000 was recorded as stock-based compensation expense. Similarly, options granted to directors last year also vested immediately and a related fair value of about $538,000 was recorded as stock-based compensation. This increase was offset by a decrease in stock-based compensation expense of about $1.6 million for options granted in December 2009 that had completed vesting during this year.

The cash portion of salaries and benefits increased by about $529,000 over the prior year due to the full-year effect of two of the Company’s officers that transferred their employment from a related party to Burcon in late fiscal 2011, the hiring of a director of corporate development and a business development analyst also late last year, and a salary increase, including a retroactive salary adjustment, for a senior officer. Directors’ fees also increased by about $38,000 due to additional board and committee meetings held during this year. As a result of the transfer of employment of the two officers from the related party to Burcon, management fees charged by the related party decreased this year by $127,000 from the prior year.

Patent legal fees and expenses account for a significant portion of Burcon’s professional fees. Burcon’s patent strategy is to aggressively seek protection for new technologies as well as further protecting current technologies. During the year, Burcon capitalized about $651,000 (2011 - $2,000) of patent costs to deferred development costs. Total patent legal fees and expenditures (before capitalization) increased by about $674,000 over the prior year. As noted above, Burcon filed five new patents (2011 – six) during the year, and nine patent applications (2011 – five) entered national phase, which generated significant filing fees in various countries. Most of the patent applications that entered national phase in the prior year occurred during the last quarter, and the related expenditures continued into the early part of the current year. From inception, Burcon has expended approximately $7.5 million on patent legal fees and disbursements to strengthen its patent portfolio in various countries of the world and file patent applications for new inventions.

Burcon incurred about $230,000 in legal and audit expenses related to our NASDAQ listing. As well, audit fees increased by about $50,000 as a result of the NASDAQ listing. This was offset by legal fees of about $47,000 in the prior year relating to the ADM CLARISOY agreement.

The decrease in consulting fees is due primarily to the financial advisory fee of about $510,000 paid last year for the negotiation and finalization of the CLARISOY™ agreement.

Included in investor relations expenses is approximately $7,000 (2011 - $67,000) of stock-based compensation expense. The cash portion of investor relations expenses increased by approximately $14,000. TSX and NASDSAQ fees accounted for about $39,000 of the increase, which was offset by a decrease in public relations fees of about $31,000. Travel expenses also increased by about $28,000, offset by a decrease in a newly-designed website last year of about $32,000.

At March 31, 2012, the Company’s cash and short-term investment totaled approximately $6,159,000, as compared to approximately $11,932,000 at March 31, 2011. Management believes it has sufficient resources to fund its expected level of operations and working capital requirements to at least May 2013, excluding proceeds from outstanding convertible securities and royalty revenues that may be derived from the semi-works commercial facility. Burcon intends to raise additional capital to fund its operations and business objectives through an equity offering within the next twelve months.

About Burcon NutraScience

Burcon is a leader in nutrition, health and wellness in the field of functional, renewable plant proteins. Since 1999, Burcon has developed a portfolio of composition, application, and process patents originating from our core protein extraction and purification technology. We have developed CLARISOY™ soy protein, the only vegetable-based protein that offers clarity and complete protein nutrition for low pH beverage systems; PEAZAZZ™ a uniquely soluble and clean-tasting pea protein and Puratein®, Supertein™ and Nutratein™ canola protein isolates with unique functional and nutritional attributes. Our team of highly specialized scientists and engineers work from our private research facility to develop and optimize environmentally sound technologies. To-date, our patent portfolio consists of 191 issued patents in various countries, including 34 issued U.S. patents, and in excess of 375 additional pending patent applications, 74 of which are U.S. patent applications.

CLARISOY™ is under license from Archer Daniels Midland Company.
CLARISOY™ is a trademark of Archer Daniels Midland Company.

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ON BEHALF OF THE BOARD OF DIRECTORS
“Johann F. Tergesen”
Johann F. Tergesen
President and Chief Operating Officer

The TSX has not reviewed and does not accept responsibility for the adequacy of the content of the information contained herein. This press release contains forward-looking statements that involve risks and uncertainties. These forward-looking statements relate to, among other things, plans and timing for the introduction or enhancement of our products, statements about future market conditions, supply and demand conditions, and other expectations, intentions and plans contained in this press release that are not historical fact. Our expectations regarding the prospect for future success depend upon our ability to develop and sell products, which we do not produce today and cannot be sold without further research and development. When used in this press release, the words “goal”, “intend”, “believes” and “potential” and similar expressions, generally identify forward-looking statements. These statements reflect our current expectations. They are subject to a number of risks and uncertainties. In light of the many risks and uncertainties surrounding the development of a source of protein from canola meal, you should understand that we cannot assure you that the forward looking statements contained in this press release will be realized.

For more information, please contact:

Michael Kirwan, Director, Corporate Development
Burcon NutraScience Corporation
(604) 733-0896 / (888) 408-7960 toll-free
mkirwan@burcon.ca www.burcon.ca

Burcon NutraScience Corporation
Consolidated Balance Sheets
As at March 31, 2012 and 2011

	2012	2011
	$	$

Assets

Current assets
Cash and cash equivalents	3,856,929	9,628,020
Restricted cash	361,600	-
Short-term investments	2,301,961	2,304,465
Amounts receivable	37,027	41,919
Prepaid expenses	117,991	81,570

	6,675,508	12,055,974

Property and equipment	626,488	732,977

Deferred development costs -	1,969,172	190,284
net of accumulated amortization of $nil (2011 - $nil)

Goodwill	1,254,930	1,254,930

	10,526,098	14,234,165

Liabilities

Current liabilities
Accounts payable and accrued liabilities	916,652	1,328,920

Deferred revenue	222,656	-

	1,139,308	1,328,920

Shareholders' Equity

Capital stock	48,061,704	47,158,758

Contributed surplus	4,009,595	3,762,983

Options	10,209,388	8,915,059

Deficit	(52,893,897)	(46,931,555)

	9,386,790	12,905,245

	10,526,098	14,234,165

Burcon NutraScience Corporation
Consolidated Statements of Operations and Comprehensive Loss
For the years ended March 31, 2012 and 2011

	2012	2011
	$	$

Expenses
General and administrative	5,061,510	6,055,351
Research and development	1,040,085	2,889,853

Loss from operations	(6,101,595)	(8,945,204)

Interest and other income	139,253	138,730

Loss and comprehensive loss for the year	(5,962,342)	(8,806,474)

Basic and diluted loss per share	(0.20)	(0.30)

Burcon NutraScience Corporation
Consolidated Statements of Changes in Equity
For the years ended March 31, 2012 and 2011

	Number of
	Fully Paid
	Common
	Shares
	(Unlimited
	number of
	common
	shares						Total
	without par	Capital	Contributed				shareholders'
	value)	stock	surplus	Options	Warrants	Deficit	equity
		$	$	$	$	$	$

Balance, March 31, 2010	29,056,080	44,236,390	3,762,983	5,673,677	171,972	(38,125,081)	15,719,941

Net loss	-	-	-	-	-	(8,806,474)	(8,806,474)

Options exercised for cash	638,000	1,225,900	-	-	-	-	1,225,900

Transferred from options on exercise of options	-	883,503	-	(883,503)	-	-	-

Options granted to employees	-	-	-	4,124,885	-	-	4,124,885

Warrants exercised	111,477	640,993	-	-	-	-	640,993

Transferred from warrants on exercise of warrants	-	171,972	-	-	(171,972)	-	-

Balance, March 31, 2011	29,805,557	47,158,758	3,762,983	8,915,059	-	(46,931,555)	12,905,245

Balance, March 31, 2011	29,805,557	47,158,758	3,762,983	8,915,059	-	(46,931,555)	12,905,245

Net loss	-	-	-	-	-	(5,962,342)	(5,962,342)

Options exercised for cash	187,517	544,324	-	-	-	-	544,324

Transferred from options on exercise of options	-	358,622	-	(358,622)	-	-	-

Options granted to employees	-	-	-	1,899,563	-	-	1,899,563

Options vested but not exercised	-	-	246,612	(246,612)	-	-	-

Balance, March 31, 2012	29,993,074	48,061,704	4,009,595	10,209,388	-	(52,893,897)	9,386,790

Burcon NutraScience Corporation
Consolidated Statements of Cash Flows
For the years ended March 31, 2012 and 2011

	2012	2011
	$	$

Cash flows from operating activities
Loss for the year	(5,962,342)	(8,806,474)
Items not affecting cash
Amortizaion of property and equipment	101,148	178,050
Gain on disposal of property and equipment	(3,359)	-
Stock-based compensation expense	1,716,062	4,091,119

	(4,148,491)	(4,537,305)

Changes in non-cash working capital items
Amounts receivable	4,892	(16,867)
Prepaid expenses	(36,421)	(3,634)
Accounts payable and accrued liabilities	(412,268)	927,741
Deferred revenue	222,656	-

	(4,369,632)	(3,630,065)
Cash flows from investing activities
Decrease in short-term investments	2,504	15,907
Increase in restricted cash	(361,600)	-
Acquisition of property and equipment	(78,546)	(180,608)
Development costs deferred	(1,511,886)	(105,852)
Proceeds from disposal of property and equipment	3,745	-
	(1,945,783)	(270,553)
Cash flows from financing activities
Issue of capital stock	544,324	1,866,893

Decrease in cash and cash equivalents	(5,771,091)	(2,033,725)

Cash and cash equivalents - Beginning of year	9,628,020	11,661,745

Cash and cash equivalents - End of year	3,856,929	9,628,020

Cash and cash equivalents consist of
Cash	3,856,929	531,516
Cash equivalents	-	9,096,504
	3,856,929	9,628,020
Supplemental disclosure of non-cash investing activities
Charged to deferred development costs:
Stock-based compensation	183,502	65,397
Amortization of property and equipment	83,501	19,036